Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 4, 2014

FBS RELEASE - RESERVATIONS OPEN 433

Contacts:
Howard Solomon	Aaron Bensoua
Finn Partners for Fantex, Inc.	Finn Partners for Fantex, Inc.
Phone: (415) 272-0767	Phone: (310) 418-4389
Email: Howard.solomon@finnpartners.com	Email: aaron@finnpartners.com

Fantex Brokerage Services Accepts First Reservations for
Initial Public Offering of [DATE]

SAN FRANCISCO, Calif., [DATE] — Fantex Brokerage Services, LLC has opened the reservation period for Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Mohamed Sanu”)(1), stock symbol SANUL. Starting today, investors can place reservations for shares at Fantex.com.(2) Fantex, Inc. will be offering 164,300 shares of Fantex Mohamed Sanu at a price of $10.00 per share.

This stock is linked to the underlying cash flows of Mohamed Sanu’s brand, including his current and future playing contracts — as well as certain endorsements, appearance fees and post-career income from activities such as broadcasting.

This announcement marks Fantex’s 164,300 Initial Public Offering (IPO), and the first time that investors can buy shares of a tracking stock linked to the economic performance and value of a brand contract between Fantex, Inc. and Mohamed Sanu.

On [DATE] Fantex will host a Road Show live from Cincinnati. The company will be discussing its business, as well as the Fantex Mohamed Sanu Convertible Tracking Stock.

This offering is highly speculative and the securities involve a high degree of risk. Investing in shares of Fantex Mohamed Sanu should only be considered by persons who can afford the loss of their entire investment.

(1)Fantex Mohamed Sanu is intended to track and reflect the separate economic performance of the brand contract that Fantex, Inc. has signed with Mohamed Sanu. However, holders of shares of Fantex Mohamed Sanu will have no direct investment in that brand contract, associated tracking series brand or Mohamed Sanu. Rather, an investment in Fantex Mohamed Sanu will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future. Fantex cannot assure you as to the development or liquidity of any trading market for the Fantex Mohamed Sanu tracking stock.

(2)The reference to Fantex Brokerage Services, LLC’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Mohamed Sanu prospectus.

This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Fantex Brokerage Services, LLC, an affiliate of Fantex, Inc., is a registered broker-dealer, an alternative trading system registered with the SEC and a member of the Financial Industry Regulatory Authority. It is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. Stifel, Nicolaus & Company, Incorporated, is acting as the qualified independent underwriter for the offering.

About Fantex Holdings

Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC. Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

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